SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Response to Korea Exchange Inquiry Regarding Press Reports of Woori Bank’s Plans for M&A Transactions and Formation of a Holding Company (Preliminary)

Woori Bank has undertaken a review of the necessity, effects, process and related considerations with respect to the formation of a holding company, for purposes of increasing its management efficiency and diversifying its businesses. As a result of such review, Woori Bank has concluded that it is necessary to adopt a holding company structure in order to secure its competitiveness as a comprehensive financial group, and plans to proceed with the establishment of a holding company with a target launch date of early 2019.

The conversion into a holding company structure will require various procedures under applicable law, including approvals by Woori Bank’s board of directors, regulatory authorities and Woori Bank’s shareholders. Accordingly, Woori Bank expects to make decisions relating to the conversion into a holding company structure after deliberation by its board of directors and shareholders and consultation with the regulatory authorities and other interested parties.

Woori Bank will make additional disclosures regarding the above matter in the future, once relevant details are determined.

The foregoing disclosure is being provided as an update to previous responses to an inquiry made by the Korea Exchange.

*	Related Disclosure:

Report on Form 6-K submitted by Woori Bank on February 24, 2017, entitled “ Report Regarding Contemplated Holding Company Structure”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: May 21, 2018	By:	/s/ Won Duk Lee
(Signature)

	Name:	Won Duk Lee
	Title:	Managing Director